Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

Ferreyros

80 Años

03004000

Exemption pursuant to Rule 12g3-2(b) 824567

Submission of: Other information

03 FEB 24 AM 7:21

Lima, February 18, 2003

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C.20549-1004
USA

SUPPL

Dear Sirs:

Please find attached Ferreyros S.A.A. Financial Statements as of December, 2002 and our management report for that period.

Sincerely yours,

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

AP/mcz

c.c.: Sra.A.Ponce

dlw 3/3

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8078

[redacted]

DECLARACION DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 31 de diciembre del 2002. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp Molinari
Gerente Central de Administración
y Control de Gestión

Víctor Astete Palma
Gerente División Contraloría

Para mayor información contactarse con:
Mariela García, Gerente de División Finanzas
Ferreyros S.A.A.
Teléfonos: (51-1) 336-7092 – 3367070, anexo 4252

FERREYROS S.A.A.

INFORME DE GERENCIA POR EL CUARTO TRIMESTRE DEL AÑO 2002

(Lima, Perú, 14 de febrero del 2003).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros del cuarto trimestre del 2002. Las cifras se presentan en soles constantes, considerando el índice de precios al por mayor publicado por el Instituto Nacional de Estadística.

Las ventas acumuladas al 31-12-02 ascendieron a S/. 654.0 millones, en comparación con S/. 701.8 millones del mismo período del año anterior, una disminución de 6.8%.

Las ventas de repuestos y servicios al 31-12-02 ascendieron a S/. 436.0 millones en comparación con S/. 393.1 millones del mismo período del año anterior, un aumento de 11%, debido a un importante crecimiento del servicio posventa, generado principalmente por maquinaria Caterpillar vendida a la gran minería en años anteriores. El incremento de las ventas de repuestos y servicios y de ingresos por alquiler de equipos ha permitido compensar en parte la disminución de las ventas de productos principales (máquinas, motores y otros equipos).

El resultado al 31-12-02 arrojó una utilidad de S/. 10.6 millones en comparación con la pérdida de S/. 5.8 millones al 31-12-01. El resultado al 31-12-02 ha sido obtenido a pesar de incluir una pérdida en el Resultado por Exposición a la Inflación (REI) de S/. 8.1 millones. En el mismo período del año anterior, el REI dio una utilidad de S/. 1.2 millones. Como se explica más adelante, en el caso de la Compañía la pérdida o utilidad por REI no es real, debido a que la gran mayoría de sus transacciones son realizadas en dólares. En tal sentido, es importante anotar que la utilidad antes de REI y gastos extraordinarios al 31 de diciembre del 2002 ascendió a S/.35.4 millones en comparación con una pérdida de S/. 7.9 millones al 31 de diciembre del 2001, lo cual significa una mejora importante en los resultados de la Compañía.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al cuarto trimestre del 2002 y 2001. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar principalmente las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

CONTABILIZACION DE INVERSIONES EN SUBSIDIARIAS.- Hasta el 31-12-01, las inversiones en subsidiarias se registraban al costo más el valor nominal de las acciones recibidas por concepto de dividendos. En concordancia con la NIC 27, a partir del 01-01-02, dichas inversiones se registran utilizando el método de participación patrimonial (el valor de las inversiones aumenta o disminuye en función de las variaciones del patrimonio de las subsidiarias). El efecto de este cambio en el resultado al 31-12-02 ha significado una mayor utilidad de S/. 0.9 millones, la misma que ha sido registrada en el rubro Ingresos Financieros.

VENTAS NETAS.- Las ventas netas del cuarto trimestre del 2002 ascendieron a S/.145.9 millones, en comparación con S/.143.7 millones del cuarto trimestre del 2001, un incremento de 1.5%. En conjunto, las ventas de productos principales y de alquileres fueron superiores en 26.6% a las del cuarto trimestre del 2001, lo cual permitió compensar la disminución de 5.6% en las ventas de repuestos y servicios. La disminución en la venta de repuestos y servicios fue ocasionada por atrasos de algunos clientes importantes en el envío de componentes mayores para su reparación en los talleres de compañía. Estos atrasos serán regularizados en los primeros meses del año 2003.

UTILIDAD BRUTA.- La utilidad bruta del cuarto trimestre del 2002 ascendió a S/. 35.5 millones (24.3% de las ventas netas), en comparación con la obtenida en el mismo período del año anterior que fue de S/. 36.1 millones (25.1% de las ventas netas). En términos absolutos, la utilidad bruta del cuarto trimestre del 2002 es ligeramente inferior que la obtenida en el mismo período del año anterior. Asimismo, en términos relativos, la utilidad bruta del cuarto trimestre del 2002 también es menor que la obtenida en el mismo período del año anterior (24.3% vs 25.1%), y se debe, principalmente, a que en el cuarto trimestre del 2002 las ventas de repuestos y servicios (que tienen márgenes brutos más altos que las ventas de productos principales) tuvieron una menor participación en la venta total de la Compañía.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron a S/. 23.7 millones en el cuarto trimestre del 2002, en comparación con S/. 33.7 millones del mismo período del año anterior, una disminución de 29.6%, que se explica por una reducción de los gastos fijos debido, principalmente, a la aplicación de un programa de mejoramiento de los procesos técnicos y administrativos de las principales áreas de la Compañía, que trajo como consecuencia una reducción significativa de personal y de otros gastos de operación.

INGRESOS FINANCIEROS.- A partir del 01-01-02, en este rubro se registra principalmente intereses de ventas a plazos, intereses moratorios y utilidades de subsidiarias reconocidas por el método de participación patrimonial (las cifras correspondientes al año 2001 han sido reclasificadas para propósitos

Ferreyros S.A.A. Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI

comparativos). Los ingresos financieros del cuarto trimestre del 2002 ascendieron a S/. 3.0 millones, en comparación con S/. 6.1 millones del mismo período del año anterior, una disminución de 51.8%, esta variación se explica por: i) disminución neta de S/.1.0 millones en intereses de ventas a plazo, intereses moratorios y otros; y ii) pérdidas por S/. 3.0 millones reportadas por algunas subsidiarias, las cuales fueron compensadas parcialmente con utilidades por S/.1.0 millones obtenidas por las demás subsidiarias.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 9.3 millones en el cuarto trimestre del 2002 en comparación con S/.11.3 millones del mismo período del año anterior, una disminución de 17.0%, que se explica por: i) una disminución de los pasivos por S/.129.3 millones (el pasivo promedio en el cuarto trimestre del 2002 ascendió a S/.516.4 millones, en comparación con S/. 645.7 millones en el cuarto trimestre del 2001); y ii) una disminución de las tasa de interés promedio de las obligaciones de la Compañía.

OTROS INGRESOS (EGRESOS).- En el cuarto trimestre del año 2002 registró un ingreso neto de S/. 0.6 millones en comparación con un egreso neto de S/. 1.6 millones registrado en el mismo período del año anterior. En el cuarto trimestre del 2002, la Compañía registro en este rubro, principalmente, los siguientes conceptos: ingresos por resoluciones de contratos por S/. 0.2 millones, ingreso por S/. 0.6 millones por recuperación (mediante rectificación de declaración jurada) de impuesto extraordinario a los activos netos cargado a gastos en el año 2001 y otros egresos menores por S/.0.2 millones. Por otra parte, en el cuarto trimestre del año 2001, se registraron en este rubro principalmente los siguientes conceptos: egreso por S/.0.8 millones por Impuesto extraordinario a los activos netos que no pudo ser aplicado como crédito contra el impuesto a la renta, egreso de S/. 0.7 millones por condonación de deuda a un cliente y otros egresos menores por S/.0.1 millones.

GANANCIA (PERDIDA) EN EL RESULTADO POR EXPOSICION A LA INFLACION (REI).- De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación, se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios (básicamente, inventarios). Sin embargo, esta pérdida no es real ya que los precios de venta de dichos bienes en el caso de la Compañía son fijados en dólares. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad en el REI debido a que el ajuste por actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares.

En el cuarto trimestre del 2002, el REI arrojó una utilidad de S/. 8.3 millones en comparación con el REI del mismo período del año anterior que dio una pérdida de S/. 1.3 millones. La utilidad del cuarto trimestre del 2002 se explica, principalmente, por una devaluación negativa de -3.5%, que generó una utilidad en cambio superior a la perdida ocasionada por la actualización de

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

los activos no monetarios, debido a una inflación negativa de -0.17%. Por otra parte, la pérdida del cuarto trimestre del 2001 se debe, básicamente, a una devaluación negativa de –1.1%, que permitió obtener una utilidad en cambio, la cual, sin embargo, fue menor a la pérdida ocasionada por la actualización de los activos no monetarios, debido a una inflación negativa de -1.63%.

GASTOS EXTRAORDINARIOS.- El importe de S/. 9.3 millones registrado en el cuarto trimestre del 2002 incluye los siguientes conceptos: i) indemnizaciones por S/.1.9 millones pagadas a los trabajadores que se retiraron de la Compañía como consecuencia de la reducción de personal mencionada en la sección "Gastos de Venta y Administración"; y ii) reserva para desvalorización de existencias por S/.3.3, la cual será utilizada para cubrir la pérdida que ocasionará en el año 2003 la exportación de equipos recuperados cuya venta en el mercado local requeriría de mucho tiempo. Al respecto, es importante mencionar que los precios de los equipos en el mercado internacional son significativamente menores que los que podrían obtenerse en el mercado nacional (entre otras cosas, porque los impuestos y otros gastos de aduana no se consideran como parte de su costo de adquisición). Sin embargo, la pérdida que ocasionará la referida exportación será compensada en parte por un ahorro de gastos financieros, ya que los fondos obtenidos en la operación serán utilizados para pagar obligaciones; y iii) provisión adicional para cuentas de cobranza dudosa por S/. 4.1 millones, para cubrir el deterioro que, en los últimos meses, han sufrido las cuentas por cobrar de algunos clientes, principalmente, de los que se acogieron a la Ley General del Sistema Concursal (Indecopi). Es importante mencionar que algunas de estas cuentas por cobrar están respaldadas por garantías que cubren parte importante de la deuda.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del año 2002 y 2001 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del cuarto trimestre del 2002 ascendió a S/. 2.2 millones en comparación con una pérdida de S/. 4.7 millones del mismo período del año anterior, debido a una disminución de gastos de operación y gastos financieros y a la utilidad por REI, lo cual ha permitido cubrir los menores ingresos financieros y los gastos extraordinarios, así como aumentar la utilidad neta en un importe de S/. 6.9 millones en relación con el resultado del mismo período del año anterior.

La utilidad del ejercicio 2002 ascendió a S/. 10.6 millones en comparación con la pérdida por S/. 5.8 millones obtenida en el año anterior,

<u>ANALISIS DEL BALANCE GENERAL</u>

Al 31-12-02, el total de pasivos ascendió a S/.486.8 millones en comparación con S/.546.1 millones al 30-09-02, una disminución de S/. 59.3 millones. Por otro lado, el total del activo al 31-12-02 ascendió a S/.731.9 millones en comparación con S/.796.5 al 30-09-02, una disminución neta de S/. 64.6

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

millones. Las principales variaciones de las cuentas del activo que explican esta disminución son las siguientes:

a) Disminución de Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/.9.5 millones, como resultado de las de las siguientes operaciones: i) aumento por S/.8.1 millones por canje de acciones por letras por cobrar comerciales; ii) disminución de S/.5.2 por efecto de la devaluación negativa habida en el cuarto trimestre del 2002; iii) disminución de S/.8.7 millones por cobranzas efectuadas en el período; y iiii) una disminución de 3.7 millones por incremento de la provisión para cobranza dudosa.

b) Disminución de Inventarios por S/.23.0 millones, debido a: i) una reducción significativa de las compras (mayoritariamente, se compra mercadería con venta asegurada); ii) disminución de S/.9.0 millones en el inventario de productos principales por ventas efectuadas en el cuarto trimestre del año 2002; iii) disminución de S/. 8.8 millones por exportación de repuestos de lenta rotación; iiii) disminución de S/.3.3 millones por provisión para desvalorización de existencias; y iiiii)otras disminuciones por S/.1.9 millones.

c) Disminución de Otras Cuentas por Cobrar a largo plazo por S/. 10.9 millones, debido a: i) un aporte de S/. 8.5 millones efectuado a una subsidiaria mediante capitalización de una deuda que la misma mantenía con la Compañía Matriz; y ii) Transferencia de S/. 2.0 millones a Otras Cuentas por Cobrar a corto plazo.

d) Disminución de las Inversiones en Valores de S/. 1.3 millones, como resultado de las siguientes operaciones: i) una disminución de S/.8.1 millones por canje de acciones por letras por cobrar comerciales con vencimiento corriente; ii) aumento de S/.8.5 millones por aporte de capital efectuado a una subsidiaria; iii) disminución de S/.2. 0 millones por pérdida neta de subsidiarias; y iiii) aumento neto de S/.0.2 por otras operaciones menores.

e) Disminución del Activo Fijo (sin incluir depreciación acumulada) por S/.4.3 millones, debido principalmente a: i) venta de equipos de la flota de alquiler por S/. 3.5 millones; y ii) otras disminuciones menores por S/. 0.8 millones.

<u>LIQUIDEZ DE LA COMPAÑÍA</u>

El ratio corriente al 31-12-02 es de 1.28 ligeramente mayor que el ratio corriente de 1.25 al 30-09-02.

El ratio de apalancamiento financiero al 31-12-02 es de 1.92 en comparación con el ratio de 2.17 al 30-09-02 y de 2.62 al 31-12-01. Esta significativa mejora ha sido posible gracias a la importante disminución de los pasivos de la Compañía a lo largo del año 2002.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

La conformación de las obligaciones de la Compañía al 31 de diciembre del 2002 se muestra en el anexo 4.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 1

FERREYROS S.A.A.

Estado de Ganancias y Pérdidas
(En miles de soles constantes)

	4T 02	%	3T 02	%	4T 01	%	4T 02/ 3T 02 %	4T 02/ 4T 01 %	Acumulado al 31-12-02	%	Acumulado al 31-12-01	%	Variación %
Ventas Netas	**145,896**	100.0	**156,369**	100.0	**143,739**	100.0	-6.7	1.5	654,028	100.0	701,802	100.0	-6.8
Costo de Ventas	(110,429)	-75.7	(112,750)	-72.1	(107,600)	-74.9	-2.1	2.6	(494,883)	-75.7	(547,805)	-78.1	-9.7
Utilidad en ventas	35,467	24.3	43,619	27.9	36,139	25.1	-18.7	-1.9	159,145	24.3	153,997	21.9	3.3
Otros ingresos operacionales	0	0.0	1,748	1.1	0	0.0	n/a	n/a	3,153	0.5	3,328	0.5	-5.3
Utilidad Bruta	35,468	24.3	45,367	29.0	36,139	25.1	-21.8	-1.9	162,298	24.8	157,325	22.4	3.2
Gastos de Venta y Administración	(23,747)	-16.3	(28,551)	-18.3	(33,740)	-23.5	-16.8	-29.6	(112,769)	-17.2	(130,796)	-18.6	-13.8
Utilidad en operaciones	**11,721**	8.0	**16,816**	10.8	**2,399**	1.7	-30.3	388.6	**49,529**	7.6	**26,529**	3.8	86.7
Ingresos Financieros	2,960	2.0	5,766	3.7	6,146	4.3	-48.7	-51.8	26,193	4.0	24,914	3.6	5.1
Gastos Financieros	(9,342)	-6.4	(11,124)	-7.1	(11,259)	-7.8	-16.0	-17.0	(42,693)	-6.5	(57,696)	-8.2	-26.0
Otros Ingresos (Egresos), neto	639	0.4	366	0.2	(1,555)	-1.1	74.8	-141.1	2,333	0.4	(1,649)	-0.2	n/a
Utilidad (pérdida) antes de Resultado por exposición a la inflación y gastos extraordinarios	**5,978**	4.1	**11,824**	7.6	**(4,269)**	-3.0	-49.4	n/a	**35,362**	5.4	**(7,903)**	-1.1	n/a
Ganancia (Pérdida) por Exposición a la Inflación	8,275	5.7	(8,983)	-5.7	(1,321)	-0.9	n/a	n/a	(8,107)	-1.2	1,202	0.2	n/a
Gastos extraordinarios	(9,331)	-6.4	(1,676)	-1.1	0	-	456.6	n/a	(12,091)	-1.8	0	-	n/a
Utilidad (pérdida) antes de Participaciones e Impuesto a la Renta	**4,923**	3.4	**1,164**	0.7	**(5,590)**	-3.9	323.0	n/a	**15,164**	2.3	**(6,701)**	-1.0	n/a
Participaciones	(622)	-0.4	(134)	-0.1	256	0.2	363.6	n/a	(1,042)	-0.2	256	0.0	n/a
Utilidad (pérdida) antes de Impuesto a la Renta	4,301	2.9	1,030	0.7	(5,334)	-3.7	317.7	n/a	14,122	2.2	(6,444)	-0.9	n/a
Impuesto a la Renta	(2,099)	-1.4	(452)	-0.3	606	0.4	364.3	n/a	(3,516)	-0.5	606	0.1	n/a
Utilidad (pérdida) neta	**2,201**	1.5	**578**	0.4	**(4,728)**	-3.3	281.2	n/a	**10,606**	1.6	**(5,838)**	-0.8	n/a

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 2

FERREYROS S.A.A

Ventas netas por Area de Operaciones

(En miles de soles constantes)

	4T 02	%	3T 02	%	4T 01	%	4T 02/ 3T 02 %	4T 02/ 4T 01 %	Acumulado al 31-12-02	%	Acumulado al 31-12-01	%	Variación %
Caterpillar:													
Gran minería	8,991	6.2	12,938	8.3	6,386	4.4	-30.5	40.8	43,163	6.6	168,364	24.0	-74.4
Otros	7,444	5.1	9,896	6.3	8,047	5.6	-24.8	-7.5	85,289	13.0	38,302	5.5	122.7
	16,435	11.3	22,834	14.6	14,432	10.0	-28.0	13.9	128,452	19.6	206,666	29.4	-37.8
Equipos	6,342	4.3	5,537	3.5	4,929	3.4	14.5	28.7	28,812	4.4	29,681	4.2	-2.9
Automotriz	890	0.6	2,255	1.4	3,900	2.7	-60.6	-77.2	3,745	0.6	15,901	2.3	-76.4
	23,667	16.2	**30,626**	19.6	**23,261**	16.2	-22.7	1.7	**161,009**	24.6	**252,248**	35.9	-36.2
Repuestos y servicios	105,746	72.5	111,286	71.2	112,031	77.9	-5.0	-5.6	435,964	66.7	393,072	56.0	10.9
Alquileres	9,604	6.6	10,564	6.8	6,334	4.4	-9.1	51.6	34,072	5.2	28,823	4.1	18.2
Unidades usadas	6,879	4.7	3,892	2.5	2,112	1.5	76.8	225.7	22,983	3.5	27,658	3.9	-16.9
Total	**145,896**	100.0	**156,369**	100.0	**143,739**	100.0	-6.7	1.5	**654,028**	100.0	**701,802**	100.0	-6.8

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-12-2002
Minería	60.3%
Construccion	12.0%
Hidrocarburos y petróleo	10.8%
Pesca	2.7%
Agricultura	2.5%
Gobierno	1.0%
Transporte	1.0%
Otros	9.7%
Total	100.0%

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 3

FERREYROS S.A.A.

Datos del Balance General

				Variación %	
				31-Dic-02	31-Dic-02
	31-Dic-02	30-Sep-02	31-Dic-01	30-Sep-02	31-Dic-01
Caja y bancos	26,849	27,814	20,302	-3.5	32.2
Cuentas por cobrar comerciales	73,666	80,498	104,069	-8.5	-29.2
Inventarios	230,416	253,436	300,113	-9.1	-23.2
Otros activos corrientes	25,278	40,564	34,751	-37.7	-27.3
Activo Corriente	**356,209**	**402,312**	**459,235**	-11.5	-22.4
Cuentas por cobrar comerciales a largo plazo	17,867	20,552	30,350	-13.1	-41.1
Otras cuentas por cobrar a largo plazo		10,898	10,395	-100.0	-100.0
Inmueble, maquinaria y equipo					
Equipo de alquiler	95,740	99,271	105,030	-3.6	-8.8
Otros activos fijos	245,065	245,893	246,370	-0.3	-0.5
	340,805	345,164	351,400	-1.3	-3.0
Depreciación acumulada	(124,235)	(121,554)	(115,275)	2.2	7.8
Inmueble, maquinaria y equipo, neto	216,570	223,610	236,125	-3.1	-8.3
Inversiones	119,475	120,833	109,711	-1.1	8.9
Otros activos no corrientes	21,755	18,285	19,811	19.0	9.8
Activo no Corriente	375,667	394,178	406,392	-4.7	-7.6
Total Activo	**731,876**	**796,490**	**865,627**	-8.1	-15.5
Deuda de corto plazo	252,257	289,533	474,020	-12.9	-46.8
Otros pasivos corrientes	26,817	31,908	27,098	-16.0	-1.0
Pasivo corriente	**279,074**	**321,441**	**501,118**	-13.2	-44.3
Deuda de largo plazo	207,710	224,644	126,489	-7.5	64.2
Total Pasivo	**486,784**	**546,085**	**627,607**	-10.9	-22.4
Ganancias diferidas	5,580	9,646	3,989	-42.2	39.9
Impuesto a la renta diferido	0	3,457	5,125	-100.0	-100.0
Patrimonio	**239,512**	**237,302**	**228,906**	0.9	4.6
Total Pasivo y Patrimonio	**731,876**	**796,490**	**865,627**	-8.1	-15.5
Otra informacion Financiera					
Depreciación y amortización (cifras acumuladas al cierre de cada período)	33,009	25,389	30,678		
UAIDA	**98,973**	**85,365**	**80,472**		
Ratios Financieros					
Ratio corriente	1.28	1.25	0.92		
Apalancamiento Financiero	1.92	2.17	2.62		
Valor contable por acción	1.48	1.47	1.41		

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo al 31 de diciembre del 2002
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	6,324	4,185	449	1,690
Proveedores:				
Caterpillar	56,279	53,536	1,685	1,058
Otros	11,455	10,084	717	654
Bonos corporativos	15,000			15,000
Caterpillar Financial Services	49,352	1,026	7,669	40,657
Total	138,410	68,831	10,520	59,059

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

DATOS GENERALES DE LA EMPRESA

	Llenar los datos:	Consideraciones	Observaciones
RPJ :	B60001	Ingresar a 6 digitos	
Ejercicio:	2002	Ingresar 4 digitos como maximo	
Tipo de Informacion:	TI	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC	
Periodo:	4	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre	
Denominacion de la empresa:	FERREYROS S.A.A.	Ingresar con letras MAYUSCULAS	
CIIU :	5150	Ingresar 4 digitos como maximo	
E-mail 1 :	contralo@ferreyros.com.pe	Ejemplo: postmast@conasevnet.gob.pe	
E-mail 2 :	bchauca@ferreyros.com.pe	Ejemplo: suarez@conasevnet.gob.pe	
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe	
Factor de Reexpresion del Balance General :	1017	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230	
Factor de Reexpresion del Estado de Ganancias y Perdidas:	998	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230	

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A.
Balance General
Al 31 de Diciembre del año 2002 y 31 de Diciembre del año 2001
(En miles de nuevos soles)

Activo	Al 31 de Diciembre 2002	Al 31 de Diciembre 2001
Activo Corriente		
Caja y Bancos	26,849	20,302
Valores Negociables	0	0
Cuentas por Cobrar Comerciales	73,666	104,069
Cuentas por Cobrar a Vinculadas	11,931	8,382
Otras Cuentas por Cobrar	10,140	22,130
Existencias	230,416	300,113
Gastos Pagados por Anticipado	3,207	4,239
Total Activo Corriente	**356,209**	**459,235**
Cuentas por cobrar a largo plazo	17,867	30,350
Cuentas por Cobrar a Vinculadas a Largo Plazo	0	10,395
Otras Cuentas por Cobrar a Largo Plazo	0	0
Inversiones Permanentes	119,475	109,711
Inmuebles Maq. y Equipo (neto de deprec.acum.)	216,570	236,125
Activo Intangible Neto	17,777	19,811
Impuesto a la Renta y Particip. Diferidos Activo	3,978	0
Otros Activos	0	0
Total Activo	**731,876**	**865,627**

Pasivo y Patrimonio	Al 31 de Diciembre 2002	Al 31 de Diciembre 2001
Pasivo Corriente		
Sobregiros y Pagarés Bancarios	18,975	149,368
Cuentas por Pagar Comerciales	196,287	121,449
Cuentas por Pagar a Vinculadas	0	0
Otras Cuentas por Pagar	26,817	27,098
Parte Corriente de las Deudas a Largo Plazo	36,995	203,203
Total Pasivo Corriente	**279,074**	**501,118**
Deudas a largo plazo	207,710	126,489
Cuentas por pagar a vinculadas	0	0
Ingresos Diferidos	5,580	3,989
Impuesto a la Renta y Particip.Diferidos Pasivo		5,125
Total Pasivo	**492,364**	**636,721**
Contingencias (Solo debe mostrarse cuando exista)	0	0
Interes minoritario	0	0
Patrimonio Neto		
Capital	181,062	176,288
Capital adicional	40,622	45,396
Acciones de Inversión	0	0
Excedente de Revaluación	11,535	11,535
Reservas Legales	248	248
Otras Reservas	0	0
Resultados Acumulados	6,045	-4,561
Total Patrimonio Neto	**239,512**	**228,906**
Total Pasivo y Patrimonio Neto	**731,876**	**865,627**

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A.
Estado de Ganancias y Pérdidas
Por los periodos terminados el 31 de Diciembre de 2002 y 2001
(En miles de nuevos soles)

Codigo		Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2002	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2001	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2002	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2001
2D0101	Ventas Netas (ingresos operacionales)	148,347	138,387	581,945	619,059
2D0102	Otros Ingresos Operacionales	699	0	11,843	12,856
2D01ST	**Total de Ingresos Brutos**	**149,046**	**138,387**	**593,788**	**631,915**
2D0201	Costo de Ventas	-113,578	-102,248	-431,490	-474,590
2D02ST	**Utilidad Bruta**	**35,468**	**36,139**	**162,298**	**157,325**
	Gastos Operacionales				
2D0301	Gastos de Administración	-12,355	-18,132	-51,153	-56,233
2D0302	Gastos de Ventas	-11,392	-15,608	-61,616	-74,563
2D03ST	**Utilidad Operativa**	**11,721**	**2,399**	**49,529**	**26,529**
	Otros Ingresos (gastos)				
2D0401	Ingresos Financieros	2,960	6,146	26,193	24,914
2D0402	Gastos Financieros	-9,342	-11,259	-42,693	-57,696
2D0403	Otros Ingresos	639		2,333	
2D0404	Otros Gastos		-1,555		-1,649
2D0405	Resultado por Exposición a la Inflación	8,275	-1,321	-8,107	1,202
2D04ST	**Resultado antes de Partidas Extraordinarias, Participaciones y del Impuesto a la Renta**	**14,253**	-5,590	**27,255**	-6,700
2D0501	Participaciones	-622	256	-1,042	256
2D0502	Impuesto a la Renta	-2,099	606	-3,516	606
2D05ST	**Resultado antes de partidas extraordinarias**	**11,532**	-4,728	**22,697**	-5,838
2D0601	Ingresos Extraordinarios	0	0	0	0
2D0602	Gastos Extraordinarios	-9,331	0	-12,091	0
2D06ST	**Resultado antes de Interes Minoritario**	**2,201**	-4,728	**10,606**	-5,838
2D0701	Interés Minoritario				
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**	**2,201**	-4,728	**10,606**	-5,838
2D0801	Dividendos de acciones Preferentes				
2D08ST	**Utilidad (Pérdida) Neta atribuible a los accionistas**	**2,201**	-4,728	**10,606**	-5,838
2D0901	**Utilidad (pérdida) básica por acción común**	0.014000	-0.029000	0.066000	-0.036000
2D0902	**Utilidad (pérdida) básica por acción de inversión**	0.000000	0.000000	0.000000	0.000000
2D0903	**Utilidad (pérdida) diluida por acción común**	0.000000	0.000000	0.000000	0.000000
2D0904	**Utilidad (pérdida) diluida por acción de inversión**	0.000000	0.000000	0.000000	0.000000

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A.
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados del año 2002 y 2001
(En miles de nuevos soles)

	Capital	Capital Adicional	Acciones de Inversion	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Total
Saldos al 1ero. de enero de 2001	176,288	45,396	0	12,640	248	0	1,277	235,849
1. Efecto acum. De cambios en políticas contab. y corrección de errores sustanciales	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones de utilidades efectuadas en el período	0	0	0	0	0	0	0	0
3. Dividendos y participaciones acordados durante el período	0	0	0	0	0	0	0	0
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de aportes y donaciones	0	0	0	0	0	0	0	0
6. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0
7. Revaluación de activos	0	0	0	-1,105	0	0	0	-1,105
8. Capitalización de partidas patrimoniales	0	0	0	0	0	0	0	0
9. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0
10. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	-5,838	-5,838
11. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0		0	0	0	0
Saldos al 31 de Diciembre de 2001	**176,288**	**45,396**	**0**	**11,535**	**248**	**0**	-4,561	**228,906**
Saldos al 1ero. de enero de 2002	176,288	45,396	0	11,535	248	0	-4,561	**228,906**
1. Efecto acum. De cambios en políticas contab. y corrección de errores sustanciales	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones de utilidades efectuadas en el período	0	0	0	0	0	0	0	0
3. Dividendos y participaciones acordados durante el período	0	0	0	0	0	0	0	0
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de aportes y donaciones	0	0	0	0	0	0	0	0
6. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0
7. Revaluación de activos	0	0	0	0	0	0	0	0
8. Capitalización de partidas patrimoniales	4,774	-4,774	0	0	0	0	0	0
9. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0
10. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	10,606	10,606
11. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0
Saldos al 31 de Diciembre de 2002	**181,062**	**40,622**	**0**	**11,535**	**248**	**0**	**6,045**	**239,512**

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE.
Contador General - Mat. 19916

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados del año 2002 y 2001
(En miles de nuevos soles)

	Del 1 de Enero de 2002 al 31 de Diciembre de 2002	Del 1 de Enero de 2001 al 31 de Diciembre de 2001
ACTIVIDADES DE OPERACIÓN		
Cobranza de venta de bienes o servicios e ingresos operacionales	629,163	649,598
Cobranza de regalías, honorarios, comisiones y otros	8,325	12,856
Cobranza de intereses y dividendos recibidos	0	0
Otros cobros de efectivo relativos a la actividad	9,731	8,084
Menos:		
Pago a proveedores de bienes y servicios	-289,856	-467,227
Pago de remuneraciones y beneficios sociales	-68,551	-72,571
Pago de tributos	-4,716	-21,023
Pago de intereses y rendimientos	0	0
Otros Pagos de efectivo relativos a la actividad	-15,184	-15,168
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación	**268,912**	**94,549**
ACTIVIDADES DE INVERSIÓN		
Cobranza de venta de valores e inversiones permanentes		
Cobranza de venta de inmuebles, maquinaria y equipo	3,180	276
Cobranza de venta de activos intangibles		
Otros cobros de efectivo relativos a la actividad	3,357	5,512
Menos:		
Pagos por compra de valores e inversiones permanentes	-22	-2,321
Pagos por compra de inmuebles, maquinaria y equipo	-5,860	-44,663
Pagos por compra de activos intangibles		
Otros pagos de efectivo relativos a la actividad		
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión	**655**	-41,196
ACTIVIDADES DE FINANCIAMIENTO		
Cobranza de emisión de acciones o nuevos aportes		
Cobranza de recursos obtenidos por emisión de valores u otras obliga	270,760	756,140
Otros cobros de efectivo relativos a la actividad		31,446
Menos:		
Pagos de amortización o cancelación de valores u otras obligaciones (	-486,140	-793,141
Pago de dividendos y otras distribuciones	-20	
Otros pagos de efectivo relativos a la actividad.	-39,513	-61,993
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento	-254,913	-67,548
Aumento (Dism) Neto de Efectivo y Equivalente de Efectivo	14,654	-14,195
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	20,302	33,295
Resultado por Exposición a la Inflación	-8,107	1,202
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio	**26,849**	**20,302**

ferreyros s.a.a.

VICTOR ASTETE PALMA

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE

. CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN

Utilidad (Pérdida) neta del Ejercicio	10,606	-5,838
Más :		
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0
Depreciación y amortización del período	33,009	30,678
Provisiones Diversas	21,655	9,212
Pérdida en venta de inmuebles, maquinaria y Equipo		
Pérdida en venta de valores e inversiones permanentes		
Pérdida por activos monetarios no corrientes		
Otros	37,514	49,761
Menos:		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Utilidad en venta de inmuebles, maquinaria y equipo	-402	-41
Utilidad en venta de valores e inversiones permanentes		
Resultado por Exposición a la Inflación	8,107	-1,202
Ganancia por pasivos monetarios no corrientes		
Cargos y Abonos por cambios netos en el Activo y Pasivo		
(Aumento) Disminución de Cuentas por Cobrar Comerciales	40,109	29,689
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	-4,880	-3,615
(Aumento) Disminución en Existencias	50,930	7,412
(Aumento) Disminución en Gastos Pagados por Anticipado	1,033	-817
Aumento (Disminución) de Cuentas por Pagar Comerciales	74,838	-13,601
Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	-3,607	-7,089
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación	268,912	94,549

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Totales Adicionales

Codigo	Descripcion	Observaciones	2002
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar sin decimales	161850384
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (en Soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En Soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T050	PROVISION PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar sin decimales	56880
T060	PROVISION PARA DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar sin decimales	13907
T070	PROVISION PARA FLUCTUACION DE INVERSIONES (En miles de Soles)	Ingresar sin decimales	349
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar sin decimales	6667
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de Soles)	Ingresar sin decimales	22
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de Soles)	Ingresar sin decimales	13390
T110	DEPRECIACION DEL EJERCICIO (En miles de Soles)	Ingresar sin decimales	30973
T120	REVALUACION DE ACTIVOS (En miles de Soles)	Ingresar sin decimales	0

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

FERREYROS S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DEL 2002

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Excepto por lo indicado en la nota 1.2, los estados financieros del año 2002 han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2001.

1.1 Ajuste de los estados financieros para reconocer los efectos de la inflación

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los índices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre.

La variación en el poder adquisitivo de la moneda peruana establecida con base a los Indices de Precios al por Mayor, de acuerdo con estadísticas oficiales para el año terminado el 31 de diciembre del 2002, ha sido 1.7%.

1.2 Inversiones en subsidiarias

Hasta el 31 de diciembre del 2001, las inversiones en subsidiarias se registraban al costo más el valor nominal de las acciones recibidas por concepto de dividendos. A partir del 01.01.02, en concordancia con la NIC 27 dichas inversiones se registran utilizando el método de participación patrimonial (el valor de las inversiones aumenta o disminuye en función de las variaciones del patrimonio de las subsidiarias). El efecto de este cambio en el resultado del año 2002 ha significado una mayor utilidad de S/.0.9 millón, la misma que ha sido registrada en el rubro de Ingresos Financieros.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

2) INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, por el presente ejercicio, es el siguiente:

	Saldos iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transfe-Rencias	Reclasifica-ciones	Saldos Finales
			(miles de nuevos soles)			
Costo :						
Terreno	44,616				3,228	47,844
Edificios y otras Construcciones	71,079	411	-47		-3255	68,188
Instalaciones	8,993	49				9,042
Maquinaria y equipo	84,478	4,292	-2951	5,363	-23	91,159
Maquinaria y equipo-Flota de alquiler	95,739	7,530		-15,858	3	87,414
Unidades de transporte	14,432	13	-8730	-744		4,971
Unidades de transporte-Flota de alquiler	9,291			-961	-4	8,326
Muebles y enseres	20,498	1,095	-6			21,587
Trabajos en curso	2,274					2,274
	351,400	13,390	-11,734	-12,200	-51	340,805
Edificios y otras Construcciones	13,399	2,160			-9	15,550
Instalaciones	4,488	813				5,301
Maquinaria y equipo	39,730	13,193	-825	-640		51,458
Maquinaria y equipo-Flota de alquiler	30,724	11,773		-14,020	-53	28,424
Unidades de transporte	9,456	885	-5,508	-442		4,391
Unidades de transporte-Flota de alquiler	2,374	452		-522	12	2,316
Muebles y enseres	15,104	1,697	-6			16,795
	115,275	30,973	-6,339	-15,624	-50	124,235
Costo neto	236,125					216,570

3) BONOS CORPORATIVOS REDIMIDOS

En marzo y setiembre del 2002 fueron redimidos Bonos Corporativos – "Bonos Ferreyros – Tercera Emisión " por un total de US$30 millones.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

4) CONTINGENCIAS Y COMPROMISOS

Al 31 de diciembre del 2002, la Compañía tiene una contingencia tributaria originada en enero del 2001, fecha en la que se acogió al Régimen Especial de Fraccionamiento Tributario (REFT) por acotaciones de impuesto general a las ventas correspondiente a los meses de julio a noviembre de 1993. Al respecto, con fecha 5 de noviembre del 2001 la Superintendencia Nacional de Administración Tributaria (SUNAT) emitió la Resolución de Intendencia No. 011-4-9863/SUNAT, mediante el cual reliquida un monto mayor al inicialmente acogido por la Compañía, de S/.2.4 millones a S/.3.3 millones. Con fecha 22 de noviembre del 2001, la Compañía interpuso contra esta resolución un recurso de reclamación, el mismo que está pendiente de ser resuelto a la fecha.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales, considera que dicha acotación es improcedente y que el resultado final será favorable a la Compañía, por lo tanto, no ha considerado necesario registrar una provisión por este proceso.

Por otro lado, la Compañía tiene los siguientes compromisos :

a) Avales por US$ 1.1 millones y US$ 3.4 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.
b) Fianzas bancarias a favor de entidades financieras por US$ 3.2 millones que garantizan transacciones diversas.

5) UTILIDAD (PERDIDA) POR ACCION

La Utilidad (pérdida) por acción básica por cada acción común ha sido determinada de la siguiente manera:

	Trimestres terminados el:		Años terminados el :	
	31-12-02	31-12-01	31-12-02	31-12-01
Utilidad (pérdida) neta	S/. 2,201,000	-4,728,000	10,606,000	-5,838,000
Promedio ponderado de acciones comunes en circulación	161,850,384	161,850,384	161,850,384	161,850,384
Utilidad (pérdida) básica por acción	S/. 0.014	-0.029	0.066	-0.036

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida, ésta se establece cuando existen acciones

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 1991?

potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes.

6) VENTAS NETAS Y UTILIDAD EN VENTAS

Comprende lo siguiente:

	Trimestres terminados el:		Años terminados el :	
	31-12-02	31-12-01	31-12-02	31-12-01
	(en miles de nuevos soles)			
Ventas netas:				
- Terceros	146,867	136,552	573,671	604,204
- Subsidiarias y afiliadas	1,480	2,230	8,274	14,855
	148,347	138,782	581,945	619,059
Utilidad en ventas				
- Terceros	34,668	36,411	49,825	142,694
- Subsidiarias y afiliadas	101	123	630	1,775
	34,769	36,534	150,455	144,469

7) TRANSACCIONES CON EMPRESAS VINCULADAS

Las principales transacciones con subsidiarias y afiliadas se resumen como sigue:

	Años terminados el :	
	31-12-02	31-12-01
	(en miles de nuevos soles)	
Ventas de bienes :		
Orvisa S.A	2,480	6,205
Unimaq S.A.	2,510	5,577
Matreq Ferreyros S.A.	1,024	1,428
Fiansa S.A.	409	439
Ventas de bienes :		
Orvisa S.A.	607	243
Depósitos Efe S.A.	148	450
Compras de bienes :		
Unimaq S.A.	2,408	2,495
Orvisa S.A.	340	239
Compras de servicios:		
Motorindustria	15,705	14,727
Fiansa S.A.	971	4,904
Depósitos Efe S.A.	631	824

Ferreyros S.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.

INFORMACION FINANCIERA NO AUDITADA

INDICADORES FINANCIEROS

(A valores ajustados)

		Al 31 de diciembre del 2002		Al 31 de diciembre del 2001
1. LIQUIDEZ				
1.1 Liquidez general		1.28		0.92
1.2 Prueba àcida		0.44		0.31
2. GESTION				
2.1 Costo de ventas a ventas		0.74		0.77
2.2 Gasto financiero a ventas		0.07		0.09
3. SOLVENCIA				
3.1 Endeudamiento patrimonial		2.03		2.74
3.2 Endeudam.activo fijo a largo plazo		0.96		0.54
4. RENTABILIDAD				
4.1 Rentabilidad neta del patrimonio		4.63%		-2.49%
4.2 Rentabilidad por acciòn		5.96%		-3.24%
4.3 Rentabilidad de ventas netas		1.82%		-0.94%
5. VALOR CONTABLE	S/.	1.35	S/.	1.29

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría
Representante legal

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916
Contador General